September 26, 2008

Via EDGAR and Federal Express
Mr. Geoffrey Kruczek
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Power Efficiency Corporation
Amendment No. 4 to Registration Statement on Form S-l
Filed September 22, 2008
File No. 333-150556

Dear Mr. Kruczek:

We are electronically transmitting hereunder a conformed copy of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement of Power Efficiency Corporation (the “Company”) on Form S-1 (the “Registration Statement”).

This letter is being sent in response to the Staff’s comments to the Amendment No. 3 to the Registration Statement on Form S-1, dated September 12, 2008. The Staff’s comment is set forth in a letter from yourself addressed to Steven Z. Strasser, Chief Executive Officer of the Company, dated September 19, 2008.

In this letter, we have recited the comment from the Staff in bold and have followed the comment with our response.

Financial Statements…page F-1

1.
Please include audited balance sheets for your two most recent fiscal years, as required by Rule 8-02 of Regulation S-X. We note that your financial statements currently contain only an audited balance sheet as of December 31, 2007.

We have revised our financial statements to include audited balance sheet as of years ending December 31, 2007 and 2006.

If you should have any questions, please contact the undersigned at (702) 697-0377 or Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours,

POWER EFFICIENCY CORPORATION

/s/Steven Z. Strasser
Steven Z. Strasser
Chief Executive Officer